Contact

**www.linkedin.com/in/
mattjorgensen1** (LinkedIn)

Top Skills

Strategy
Entrepreneurship
Business Development

Languages

English
French (Conversational)

Certifications

Outdoor Emergency Care (Ski
Patrol)

Matt Jorgensen

we're all just walking each other home
Graton, California, United States

Summary

"I was born lost, and take no pleasure in being found"

Experience

re/village
Founder
January 2024 - Present (2 years 5 months)
Re/Village works on common space, shared ritual, and community
infrastructure to support a Seven Generations Vision for the Green
Valley bioregion of West Sonoma County, California. Learn more at:
www.revillage.earth

The BioFi Project
Principal
June 2024 - Present (2 years)
The BioFi Project is a collective supporting bioregions to design, build, and
implement Bioregional Financing Facilities (BFFs) that connect financial
resources with regenerators.

We partner with bioregional organizing teams and Indigenous communities
across North America and around the world to apply the BFF templates and
capital raising and allocation approaches laid out in the book by Samantha
Power and Leon Seefeld called 'Bioregional Finance: Directing Financial Flows
to Planetary Regeneration.'

The BioFi Project team is made up of experts in the areas of economics,
finance, governance, bioregionalism, ecology, regeneration, and social
justice. Once the BioFi Project establishes a partnership with a bioregion,
the team engages in a listening process; supports asset mapping; identifies
which BFF is best to start with; designs a detailed proposal for a BFF; and
supports the bioregion with capital raising, capital allocation, and governance
implementation. At the global level, the team will also share the ideas in the

book, steward a community of practice, build relevant software tooling, and support eco-credit co-design facilitation.

COOK Alliance
8 years 5 months

Consultant & Advisor
September 2023 - Present (2 years 9 months)

Launched the COOK Connect (cookconnect.com) marketplace for home cooked meals.

Board Chair
January 2020 - August 2023 (3 years 8 months)
Oakland

Founder & Executive Director
January 2018 - December 2020 (3 years)
Oakland, CA

We are the non profit that legalized the country's first home restaurants. Our mission is to establish a just & people-powered home cooking industry.

The COOK Alliance is coalition of immigrants, stay at home parents, community builders, educators, activists, policy makers, technologists, and home cooks. We've been working to advocate for the recognition of home cooking as dignified and socially invaluable work since 2014. We've legalized the sale of home cooked food by passing two California laws and have helped thousands of cooks make money serving their neighbors by building the largest platform for entrepreneurial home cooks.

More than who we are, or what we've done, is what we represent: A plate kept warm, a "Dinner's ready!" shouted up the stairs, a last bite offered up lovingly. We represent the people and the moments of care, where we feel less lonely and more connected in this life.

Learn more at cookalliance.org/manifesto

Jorgensen Consulting
8 years

'For-Purpose' Organizational Advisor & Executive Coach
2018 - Present (8 years)

I work with individuals & organizations at transition/transformation points --
from purpose definition, team formation & fundraising through ownership
conversion, sale, or graceful wind-down. I help folks touch into their deeper
knowing about individual/collective purpose and then support with resolving
whatever gets in the way of 'the more beautiful world our hearts know is
possible.'

Sometimes bringing impactful ideas to life requires rethinking a business plan,
or strategic guidance on alternative ownership, governance, and financing
models. Other times we simply need to look inwards and sit with impossible
questions like 'how much is enough?' I'm here for all of it.

I particularly help leaders attend to the inner personal/team transformations
that are always intertwined with (and often precede) meaningful external work.
"As is the seed, so shall be the fruit."

Clients range from startups to large orgs like Airbnb and the National Domestic
Worker's Alliance.

Revenue / Partnerships Lead - Zebras Unite Cooperative
November 2022 - February 2024 (1 year 4 months)

A founder-led, cooperatively owned movement creating the culture, capital &
community for the next economy. Our innovative tripod organizational structure
includes a co-op, capital work & non-profit.

Founding Co-Manager - Soft Medicine Sanctuary
2022 - 2023 (1 year)

Teahouse, locally-sourced Ayurvedic cafe, dance, yoga, meditation center.
A place to call home. A cozy couch and a cup of tea. Friends, events and
community gatherings. Sourcing the highest quality teas, herbs, and foods
to feed our community. Simple Ayurvedic based foods designed to feed your
body and soul.

Fellowship Mentor - Kernel
2022 - 2022 (less than a year)

"Kernel is a community dedicated to the journey towards a better
understanding of truth: in our Web 3 projects, in our relationships with others,
and in our inner worlds." [www.kernel.community]

The Joysong Collective
cofounder

September 2022 - Present (3 years 9 months)

The Joysong Collective is an incubator, mystery school, playgarden for spirit @ work.

We support individuals and organizations in more fully integrate spirit, joy & aliveness into everyday work-life-service.

We are experimenting with new/ancient organizational, financial, and psycho-spiritual infrastructure to support the most potent strands of (y)our life's work. We're launching our first Center ("a home for spirit @ work") and fellowships + retreats in Sebastopol, CA. Learn more at www.joysong.co

Purpose Economy
US Partner

March 2020 - October 2021 (1 year 8 months)

Purpose is helping a generation of leaders forge new models for shared prosperity and resiliency. We help businesses and communities build equitable ownership, governance, and financing models. These solutions re-write the rules of how money and power operate in our institutions by shifting ownership and control into the hands of stakeholders and community.

As a Partner, I worked with a range of clients on steward-ownership transitions and also co-developed/taught "AltCap," our first alternative fundraising accelerator course for entrepreneurs.

National Domestic Workers Alliance
2 years 8 months

Entrepreneur In Residence
April 2020 - December 2020 (9 months)

Senior Advisor
May 2018 - March 2020 (1 year 11 months)

NDWA Labs is the innovation arm of the National Domestic Workers Alliance, the nation's leading voice for dignity and fairness for domestic workers. NDWA Labs strives to make work better for domestic workers. Fairer. Dignified. Sustainable. We experiment, innovate and launch initiatives to find new solutions to improve standards for the workers that make all other work possible. www.ndwalabs.org

Institute for the Future

Equitable Futures Fellow
2019 - 2019 (less than a year)

As a Fellow I worked closely with the Executive Director to research alternative ownership and governance models for businesses/orgs in support of IFTF's 'Equitable Enterprise' Initiative. The Equitable Futures Lab combines expertise in social science, quantitative research, policy analysis, and public engagement to develop and prototype innovative solutions for an equitable future.

Josephine.com
Cofounder & Co-CEO
2015 - 2018 (3 years)
Oakland, CA

Josephine was a social enterprise startup that empowered cooks excluded from the professional food industry. Our online platform, training, and support helped cooks make money by safely sharing home cooked food with their friends, neighbors, and communities.

Josephine worked with ~2,000 home cooks in the Bay Area, Portland, and Seattle— many already had existing informal food businesses. Our cooks were 85% were women, 45% people of color, 35% immigrants, and 36% had a household income of under $45K. For many, home cooking was the most viable way to make a living with their lifestyles and skillsets. Learn more at: https://medium.com/the-dish

After raising $4m from impact investors (such as Kapor Capital), we ultimately decided our long-term policy & culture change work was going to take longer than investors could wait. We launched the nonprofit COOK Alliance to continue the effort in a more aligned way.

Featured in: The Atlantic, Fast Company, Civil Eats, National Geographic, SF Chronicle

The Aspen Institute
Working Group on Innovation and Regulation
2016 - 2016 (less than a year)

Rousers (businessverycasual.com)
Founder & Designer
September 2014 - June 2015 (10 months)
SF :: NYC :: BOS

Rousers brings you bold, inspired fashion that doesn't take itself too seriously. We've started by designing a pair of slim-cut and beautifully styled overalls, a modern take on an American classic.

Featured in: Business Insider, Complex Magazine, Improper Bostonian

www.businessverycasual.com

Bain & Company
Associate Consultant
2012 - 2014 (2 years)
Boston

Worked on projects across functional capabilities in Bain's Boston office. Work included PE and M&A diligence, corporate strategy development, new product launch and pricing, and organizational design and effectiveness. Left with Bain's top employee performance rating.

Case experience included:
•6 private equity and corporate M&A diligences across IT, industrials, healthcare and CPG
•Fortune 100 retailer: Developed omnichannel strategy and associated organizational re-design
•Top 10 global aftermarket services: Built pricing model and helped design 'big data' capability
•Top 5 U.S. auto rental co.: Evaluated customer experience and developed tech plan for growth

Managed a direct report within Bain. Co-led a team of four Bain Associates on a pro-bono case for a global humanitarian organization through Inspire, Inc., a non-profit consulting group.

Wildfire Interactive, Inc.
Sales Operations and Business Development
2010 - 2010 (less than a year)
Palo Alto, CA

Contributed to the rapid growth of cross-platform, social promotion startup (acquired by Google in 2012). Analyzed sales verticals and pricing strategies, presented competitive intelligence to sales and product teams, assisted with a major RFP and developed marketing collateral and case studies.

ZipGear Apparel

Founder & CEO

2006 - 2009 (3 years)

Hartford County, Connecticut, United States

Designed and produced custom, localized apparel for boutique New England retailers.

Education

Dartmouth College

B.A., Economics (cum laude)